100 University Avenue, 9th floor
Toronto ON, M5J 2Y1
www.computershare.com

Date: February 28, 2012

To: All Canadian Securities Regulatory Authorities

Subject: POINTS INTERNATIONAL LTD.

Dear Sirs:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	23/03/2012
Record Date for Voting (if applicable) :	23/03/2012
Beneficial Ownership Determination Date :	23/03/2012
Meeting Date :	01/05/2012
Meeting Location (if available) :	Toronto ON

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON NEW	730843208	CA7308432086

Sincerely,

Computershare Trust Company of Canada /
Computershare Investor Services Inc.

Agent for POINTS INTERNATIONAL LTD.